EXHIBIT B
TRANSACTIONS
The following table sets forth all transactions with respect to shares of common stock effected since the most recent Schedule 13D filing on September 13, 2016 by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of common stock, inclusive of any transactions effected through the close of trading on October 6, 2016. All such transactions were sales of shares of common stock effected in the open market and the table includes commissions paid in per share prices.

Fund	Trade Date	Buy/Sell	Shares	Unit Cost	Security
Lazarus Investment Partners LLLP	10/4/2016	Sell	62,500	0.3374	Common Stock
Lazarus Investment Partners LLLP	10/5/2016	Sell	122,500	0.3214	Common Stock
Lazarus Investment Partners LLLP	10/6/2016	Sell	600,000	0.2949	Common Stock